EXHIBIT 21

LIST OF SUBSIDIARIES

1.	NetSol Technologies Ltd. located in Lahore, Pakistan.
2.	NetSol Connect (Pvt) Limited located in Karachi, Pakistan.
3.	NetSol Abraxas, Inc., located in Adelaide, Australia.
4.	NetSol USA, Inc., located in Calabasas, California
5.	NetSol Technologies Ltd. located in London, England.
6.	NetSol-CQ Ltd., Located in Horsham, England
7.	TIG-NetSol (Pvt) Limited, Located in Lahore, Pakistan.
8.	NetSol Omni, located in Lahore, Pakistan.
9.	McCue Systems, Inc., Located in Burlingame, California